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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                                AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                           D. JEFFREY BADDELEY, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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     This Amendment No. 4 (this "Amendment") is to the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), that relates to the offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 15, 1997, as amended (the "Schedule 14D-1"), to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal each dated July 15, 1997 (which, together with any amendments or supplements thereto, collectively constitute the "Offer").



     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. The information set forth under each item below is in addition to, and not in lieu of, information previously set forth thereunder. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.


     The Company Board of Directors has taken action to exclude the Greenmarine Offer and the Greenmarine Merger from the Rights Agreement and the provisions of
Section 203 of the DGCL and Article Eighteenth of the Company's Restated Certificate of Incorporation. For purposes of allowing Greenmarine to conclude the Greenmarine Offer by 9:00 a.m., Eastern Daylight Time, on September 12, 1997 (the "Exclusion Period"), the Company Board of Directors amended the Rights Agreement to render the Rights (as defined in the Rights Agreement), and approved the Greenmarine Offer and the Greenmarine Merger in all respects to render Section 203 of the DGCL and Article Eighteenth of the Company's Restated Certificate of Incorporation, inapplicable to Greenmarine, the Parent and their affiliates during the Exclusion Period, provided that (i) the Greenmarine Offer is consummated at a price of $18.00 per Share in cash, net to the seller thereof, and (ii) the number of Shares purchased by Greenmarine pursuant to the Greenmarine Offer, together with any other Shares then owned by Greenmarine, represents not less than 90 percent of the issued and outstanding Shares on that date.



     In taking the foregoing action, the Company Board of Directors addressed the principal conditions to the Greenmarine Offer that are within the Company's control and thereby provided the Greenmarine with the opportunity to close the Greenmarine Offer during the Exclusion Period. However, because the Greenmarine Offer continues to be subject to a number of conditions that are beyond the Company's control and because Greenmarine has indicated that it is continuing to pursue required working capital financing, the Company Board of Directors has not recommended the Greenmarine Offer and has not changed its recommendation of the Offer.



     In accordance with the Offer and the Agreement and Waiver dated as of September 8, 1997, among DDC, the Offeror and the Company (the "Agreement and Waiver"), which is filed herewith as Exhibit 99.7 to the Schedule 14D-9 and incorporated herein by reference, the Offeror has extended the Offer. The Offer will now expire at 5:00 p.m., Eastern Daylight Time, on September 15, 1997, unless extended in accordance with the Offer.



     Pursuant to the Agreement and Waiver, DDC waived its right to receive the Termination Fee. DDC and the Offeror also acknowledged and agreed pursuant to the Agreement and Waiver that: (i) the Company may take certain actions to facilitate competing transactions -- including, without limitation, taking actions necessary to render Section 203 of the DGCL, Article Eighteenth of the Company's Restated Certificate of Incorporation and the provisions of the Rights Agreement dated as of April 24, 1996, as amended by Amendment No. 1 dated July 8, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, inapplicable to such transactions and amending certain employee bonus, severance and pensions plans -- without breaching the Merger Agreement, and (ii) the payment of the $7.5 million described below will be in lieu of any and all damages, costs and expenses for breach of the Merger Agreement by the Company or against any other party making a competing offer that the Company facilitates,


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provided that none of the terms and conditions of the Agreement and Waiver will in any way prevent DDC or the Offeror from bringing any counterclaim or other legal action in response to any legal action by such other party relating to the Offer, the Merger, the Merger Agreement or the competing transaction. The Company paid DDC $7.5 million pursuant to the Agreement and Waiver, which also provides that, if DDC is required to return such funds for any reason whatsoever, then the waiver and other provisions described above will be deemed void ab initio.



     The Company Board of Directors determined that, in the circumstances of the Greenmarine Offer, it was advisable for the administration of the Rights Agreement that the occurrence of the Distribution Date (as defined in the Rights Agreement), as it applied to the Greenmarine Offer, be deferred to a later date. Accordingly, pursuant to a resolution, the Company Board of Directors determined that, for purposes of the Greenmarine Offer, the Distribution Date would be extended until (i) 5:00 p.m., Eastern Daylight Time, on September 12, 1997, or
(ii) such other date as may be determined in good faith by the Company Board of Directors.



     On September 9, 1997, the Offeror filed an amendment to the Schedule 14D-1 relating to the extension by the Offeror of the Offer until 5:00 p.m., Eastern Daylight Time, on September 15, 1997, unless extended in accordance with the Offer.



     On September 9, 1997, the Company issued a press release, which is filed herewith as Exhibit 99.8 to the Schedule 14D-9 and incorporated herein by reference, regarding the above-described actions of the Company Board of Directors with respect to the Rights Agreement and Section 203 of the DGCL and Article Eighteenth of the Company's Restated Certificate of Incorporation, the Agreement and Waiver and the above-described extension of the Offer.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9/A is true, complete and correct.


Dated: September 10, 1997                 OUTBOARD MARINE CORPORATION


                                          By: /s/ HARRY W. BOWMAN
                                            ------------------------------------
                                              Name: Harry W. Bowman
                                              Title: Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer

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                                 EXHIBIT INDEX

     **Exhibit 99.1: Agreement and Plan of Merger dated as of July 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and Outboard Marine Corporation.

     **Exhibit 99.2: Severance Agreement dated as of March 31, 1997, between
                     Harry W. Bowman and the Company.

     **Exhibit 99.3: Form of Severance Agreement between Outboard Marine
                     Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman, providing for a lump-sum payment of 200% of the sum of Base Pay and Incentive Pay; and between Outboard Marine Corporation and each of Peter W. Brown, Miles E. Dean, Hans Lamens, Robert
                     S. Romano, Peter L. Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B. McFarlane, Russell
                     J. VanRens, Paul R. Rabe, Robert F. Young, George L. Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.

     **Exhibit 99.4: The form of Amended and Restated Severance Agreement between Outboard Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J. Moerchen and J.P. Murphy.

     **Exhibit 99.5: Fairness Opinion of Salomon Brothers Inc dated July 8, 1997
                     (filed as Annex A to this Schedule 14D-9).*

     **Exhibit 99.6: Form of letter dated July 15, 1997 to be sent to the shareholders of Outboard Marine Corporation.*


       Exhibit 99.7: Agreement and Waiver dated as of September 8, 1997, among
                     Detroit Diesel Corporation, Outboard Marine Acquisition Corp. and Outboard Marine Corporation.



       Exhibit 99.8: Press Release issued by Outboard Marine Corporation on
                     September 9, 1997.

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 *Copy sent to shareholders of the Company.

**Previously filed.

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